J.P. Morgan Clearing Corp.
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition
December 31, 2015

(in thousands, except share data)

Assets	
Cash	$ 349,147
Cash and securities segregated under federal and other regulations	19,501,756
Securities borrowed	80,116,197
Receivables	
Customers	13,229,149
Brokers, dealers, clearing organizations and others	27,158,282
Interest and dividends	6,168
Other assets	130,004
Total assets	**$ 140,490,703**
Liabilities	
Short-term borrowings	$ 10,136,523
Securities sold under repurchase agreements	19,057,036
Securities loaned	25,521,719
Payables	
Customers	69,451,353
Brokers, dealers, clearing organizations and others	6,356,543
Interest and dividends	114,967
Accounts payable and other liabilities	466,679
Long-term debt	500,000
Total liabilities	**131,604,820**
Commitments and contingencies (see Note 14)	
Subordinated liabilities	**5,010,000**
Stockholders' equity	
Preferred stock, $1 par value; 9,000 shares authorized; issued 40 shares	60
Common stock, $1 par value; authorized and issued 1,000 shares	1
Additional paid-in capital	2,637,155
Retained earnings	1,238,667
Total stockholders' equity	**3,875,883**
Total liabilities and stockholders' equity	**$ 140,490,703**

The accompanying notes are an integral part of these Financial Statements.